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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

SEC FILE NUMBER
8-66777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sparring Partners Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 Lexington Avenue, Suite 2458
(No. and Street)

New York	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warren Spar **(212) 490-6525**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **Warren Spar**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sparring Partners Capital LLC.**, as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF EXECUTIVE OFFICER
Title

CATERINA MEDICI
NOTARY PUBLIC, State of New York
No. 03-4985674
Qualified in Bronx County
Commission Expires August 26, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Sparring Partners Capital LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC (a limited liability company) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 3,871,438
Fees receivable	917,365
Other assets	45,024
TOTAL ASSETS	$ 4,833,827

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 22,272
Accrued pension liability	98,154
Total liabilities	120,426
Commitments and contingencies (Note 7)	
Member's equity	4,713,401
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,833,827

See accompanying notes to statement of financial condition.

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and money market accounts.

Revenue Recognition
The Company records revenue from its investment banking and other related business services at the time the transaction is completed and fees are earned.

Accounts Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Recently Adopted Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)

Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material impact on the Company's statement of financial condition.

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 26, 2010.

NOTE 3. FAIR VALUE MEASUREMENTS

Pursuant to FASB ASC 820, *Fair Value Measurements and Disclosures*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3. FAIR VALUE MEASUREMENTS (CONTINUED)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market that participants would use in pricing the investments.

During 2009, the Company received warrants to acquire shares of common stock of investment banking clients. The warrants were considered Level 3 in the valuation hierarchy and were valued based upon prices or valuation techniques that required inputs that were unobservable. These inputs reflected assumptions by management about the assumptions market participants would use in pricing the investments. The warrants received were determined by management to be of nominal or no value.

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account that at times may exceed the federally insured limit.

For the year ended December 31, 2009, the Company derived approximately 65% of its revenues from contractual arrangements with three clients.

NOTE 5. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York state income tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company is subject to New York City Unincorporated Business Tax.

The Company is no longer subject to tax examinations by the City of New York for years before 2006.

NOTE 6. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401(a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. For the year ended December 31, 2009, the Company did not contribute to the profit-sharing plan. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

Defined Benefit Plan

The Company adopted a noncontributory defined benefit plan in 2007 covering certain highly compensated employees. The plan includes a significant pension benefit obligation which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2009	$	186,680
Service cost		92,417
Interest cost		11,201
Actuarial loss		(69,474)
Benefits obligation at December 31, 2009	$	220,824
Changes in fair value of plan assets:		
Fair value of plan assets at January 1, 2009	$	64,104
Actual return on plan assets		34,685
Employer contribution		104,408
Fair value of plan assets at December 31, 2009	$	203,197

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Funded status of the plan	$	17,627
Unrecognized actuarial gain		97,540
Unrecognized net transition obligation		(17,013)
Net amount recognized	$	98,154

Amounts recognized in the statement of financial condition consist of:

Prepaid benefit cost	$	-
Accrued benefit liability		98,154
Intangible asset		-
Accumulated other comprehensive loss		-
Net amount recognized	$	98,154

The following are weighted average assumptions used to determine benefit obligations at December 31, 2009:

Discount rate	6.00%
Rate of compensation increase	0.00%

The following are weighted average assumptions used to determine net periodic pension cost for the year ended December 31, 2009:

Discount rate	6.00%
Expected long-term return on plan assets	7.00%
Rate of compensation increase	0.00%

Components of net periodic pension cost are as follows:

Service cost	$	92,417
Interest cost		11,201
Expected return on plan assets		(6,619)
Amortization of transition obligation		29,221
Net periodic benefit cost	$	98,154

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2009:

Projected benefit obligation in excess of plan assets

Projected benefit obligation	$	220,824
Fair value of plan assets		203,197

Accumulated benefit obligation in excess of plan assets

Accumulated benefit obligation	$	201,682
Fair value of plan assets		203,197

The Company's pension plan was invested in mutual funds and index funds at December 31, 2009. The plan assets are primarily Level 1 assets in the fair value hierarchy. The target asset allocation is to have 25% of the plan assets invested in short term fixed income funds and 75% of the plan assets invested in equity funds.

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations."

The Company expects to contribute $169,700 to its pension plan in 2010. Pension benefit payments totaling $1,355,084 are expected to be made for the years 2015 to 2019. There are no pension benefit payments anticipated for the years 2010 through 2014.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2009, there were no legal proceedings pending against the Company.

Leases

In August 2008, the Company entered into an operating lease for office space that expires in July 2013. The lease contains provisions for future rent increases. The approximate future minimum annual payments due under this lease are as follows:

Year ending December 31:	
2010	$ 91,356
2011	94,097
2012	96,919
2013	57,513
Total	$ 339,885

The office lease required a lease deposit in the form of a letter of credit, which is collateralized by cash in a bank account of $37,500. This amount is reflected in other assets in the accompanying statement of financial condition.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company's net capital was approximately $3,750,000, which exceeded the required minimum net capital of 8,028. The Company's ratio of aggregate indebtedness to net capital was approximately 0.032 to 1 at December 31, 2009.